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November 4, 2022

VIA EDGAR

Office of Life Sciences Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Mr. Tyler Howes Ms. Christine Westbrook

Re:	Yumanity Therapeutics, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed October 24, 2022 File No. 333-267127

Dear Mr. Howes and Ms. Westbrook:

This letter is submitted on behalf of Yumanity Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4 submitted on October 24, 2022 (the “Registration Statement”), as set forth in the Staff’s letter dated November 1, 2022 to Richard Peters, M.D., Ph.D., Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Amendment No. 3 and a copy marked to show all changes to the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

Securities and Exchange Commission
November 4, 2022

Amendment No 2. to Registration Statement on Form S-4 filed October 24, 2022

Kineta’s Business
Strategic Partnerships, page 319

1.          Please revise this section to discuss the material terms of your clinical trial collaboration and supply agreement with Merck to evaluate KVA12123 in combination with pembrolizumab, as referenced on page 315. Please also file this agreement as an exhibit to your registration statement, or tell us why you believe such filing is not required. Please refer to Item 601 of Regulation S-K for guidance.

Response to Comment No. 1.          The Company respectfully advises the Staff that it has revised the disclosure on pages 318 and 319 of the Amendment No. 3 in response to the Staff’s comment. The Company further respectfully advises the Staff that Kineta does not believe its Clinical Trial Collaboration and Supply Agreement (the “Agreement”) with MSD International Business GmbH (“Merck”) is a material contract required to be filed pursuant to Item 601 of Regulation S-K. In reaching this conclusion, Kineta determined that the Agreement was made in the ordinary course of its business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. The Agreement relates to Kineta’s plans to initiate a Phase 1 dose escalation study evaluating KVA12123 as a single agent and in combination with Keytruda® (pembrolizumab) in patients with advanced solid tumors. Pursuant to the Agreement, Merck has agreed to provide Kineta with pembrolizumab at no cost during the study period and has agreed to provide additional pembrolizumab for those patients responding to treatment for an additional period of time. Merck and Kineta will jointly own any clinical data and inventions (including patents that cover such inventions) that result from the combined use of KVA12123 and pembrolizumab, but all data and intellectual property rights relating to each party’s compounds is retained by such party.

The Company respectfully advises the Staff that Kineta submits that its business is not “substantially dependent” on the Agreement, nor does the Agreement constitute a license or other agreement to use a patent, formula, trade secret, process or trade name upon which Kineta’s business depends to a material extent. The Agreement involves no financial payments between the parties, and there are no royalties or other similar financial terms. The Agreement therefore is immaterial in amount and significance to Kineta’s financial condition. Furthermore, in the event that the Agreement was terminated, Kineta believes that it could access adequate quantities of pembrolizumab for its planned study without material harm to Kineta given that pembrolizumab is commercially available. Multiple other products in the same class as pembrolizumab are also currently available that Kineta believes it could access. For the foregoing reasons, Kineta respectfully submits that it is not currently dependent on the Agreement in any material or substantial respect and that the Agreement is not required to be filed as an exhibit to the Amendment No. 3 under Item 601(b)(10) of Regulation S-K.

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Should you have any further comments or questions with regard to the foregoing, please contact John T. Haggerty at (617) 570-1526 or JHaggerty@goodwinlaw.com.

Sincerely,

/s/ John T. Haggerty

Enclosures

cc: Richard Peters, M.D., Ph.D., Chief Executive Officer, Yumanity Therapeutics, Inc.
Michael Wyzga, Chief Financial Officer, Yumanity Therapeutics, Inc.
Devin Smith, Senior Vice President and General Counsel, Yumanity Therapeutics, Inc.
Jean A. Lee, Goodwin Procter LLP